EXHIBIT 99.1

Results of the Annual General Meeting 2024

•	Most agenda items adopted with great majority

•	Annual General Meeting 2024 elects Dr Duncan McHale and Wesley Wheeler to the Supervisory Board, replacing Dr Elaine Sullivan and Dr Mario Polywka

Hamburg, Germany, 10 June 2024:

Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that its shareholders approved most of the proposals the Company’s Management put to vote at the Company’s Annual General Meeting 2024 with great majority.

Under the topic “Together for Medicines that Matter – Weg zum Neustart”, the Chairperson of the Supervisory Board of Evotec SE, Prof. Dr Iris Löw-Friedrich, Chief Business Officer Dr Matthias Evers and Chief Financial Officer Laetitia Rouxel presented to the Company’s shareholders an update and outlook of Evotec’s strategic, scientific, and technological developments, as well as the Company’s business performance and commitment to a sustainable growth strategy.

Most agenda items were adopted with great majority by the Company’s shareholders. All current Management Board and Supervisory Board members were discharged of liability for the 2023 financial year. Likewise, the presented Remuneration Report 2023 of Evotec SE received the majority approval of the shareholders. Solely the resolution discharging the former Chief Executive Officer, Dr Werner Lanthaler, of liability for the 2023 financial year was rejected.

The Annual General Meeting 2024 elected two new members to Evotec’s Supervisory Board. Dr Duncan McHale and Wesley Wheeler replace Dr Elaine Sullivan and Dr Mario Polywka whose tenure on the Supervisory Board expired and who did not seek re-election for their office. The Annual General Meeting 2024 also agreed to the amendments to the Articles of Association to adjust the terms of office, the requirements for the election of the Chairperson of the Supervisory Board and their deputy and the remuneration of the Supervisory Board, and confirmed the appointment of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg, as auditors for the fiscal year 2024.

In total, 58.18% of the registered share capital was represented at the Annual General Meeting 2024.

More information on the Company’s Annual General Meeting including the voting results on all agenda items can be found on the Company’s website at https://www.evotec.com/en/investor-relations/annual-general-meeting shortly.

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec provides high value pipeline co-creating partnerships and solutions to all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 5,000 highly qualified people. The Company’s sites in Europe and the USA offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

1

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Media

Gabriele Hansen

SVP Head of Global Corporate Communications

Gabriele.Hansen@evotec.com

Hinnerk Rohwedder

Director of Global Corporate Communications

Hinnerk.Rohwedder@evotec.com

Investor Relations

Volker Braun

EVP Head of Global Investor Relations & ESG

Volker.Braun@evotec.com

2